

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 16, 2016

Via U.S. Mail
Mr. Fady Kiama, Chief Financial Officer
OCI Partners LP
P.O. Box 1647
Nederland, TX 77627

> **Re: OCI Partners LP**
> **Form 10-K for the year ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 1-36098**

Dear Mr. Kiama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business
Overview, page 4

1.   Please disclose and discuss if and, to the extent applicable, how the closing of the CF-OCI Combination Transaction may impact your financial statements and reporting obligations. Please also provide meaningful updates regarding the status of and anticipated timing for closing the combination transaction and for obtaining the shareholder and regulatory approvals that are required. This comment is also applicable to your quarterly filings.

<u>Item7. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>

<u>Liquidity and Capital Resources, page 56</u>

2.   Based on your cash distribution policy, we note you intend to distribute 100% of the cash
available for distribution that you generate each quarter to unitholders. We note you did
not declare any cash distributions in certain quarters. We also note the amount of cash
distributions you declared during the quarter ended March 31, 2016 declined substantially
relative to other quarterly distributions. In addition to providing general disclosures
regarding your cash distribution policies, please disclose and discuss, in meaningful
quantified detail, how you actually determine and calculate the amount of cash to be
distributed to unitholders during each period presented. This comment is also applicable
to your quarterly filings.

3.   We note your disclosure that you believe your current and expected sources of liquidity
will be adequate to fund your operating needs and capital expenditures for the next 12
months. In addition to providing general disclosures regarding your short term liquidity
requirements, please disclose and discuss, in meaningful detail, how you anticipate you
will meet your long-term liquidity requirements. Please also address the potential risks
and consequences of not being able to continue to obtain waivers from your lenders. This
comment is also applicable to your quarterly filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

Mr. Fady Kiama
OCI Partners LP
June 16, 2016
Page 3

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction